SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2013

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Announcement  |  Lisbon  |  4 June 2013

Zeinal Bava appointed CEO at Oi and Henrique Granadeiro accumulates the offices of Chairman of the Board and CEO of PT

Zeinal Bava appointed Chief Executive Officer at Oi and Henrique Granadeiro accumulates the offices of Chairman of the Board and Chief Executive Officer of PT.

As previously disclosed, Portugal Telecom, SGPS, S.A. (PT) entered into an industrial alliance with Oi Group. This strategic partnership is aimed at extracting benefits from scale and geographic diversification in markets with high growth potential, as well as leverage its success experience in developing innovative and technologically advanced solutions for enterprise customers, in fixed-mobile convergence, in mobile broadband, in pay-TV and in  triple-play to contribute significantly to Oi’s operational and financial development considering its strong presence in the Brazilian market and the potential for future growth.

With this objective, PT has actively collaborated with the controlling shareholders of Oi, Andrade Gutierrez and Jereissati, in managing Oi and actively participated in the various relevant management committees of the Oi Group, including, among others, the committees dedicated to finance, human resources, risks and contingencies, as well as the Committee of Engineering & Networking, Technology & Innovation and Product Offering, which is chaired by Mr. Zeinal Bava.

The work carried out by the Committee has contributed decisively to an increasingly integrated and convergent operational management of Oi and PT, mobilising significant resources of both companies. In this context, Mr. Zeinal Bava has accepted the invitation to take the position of Chief Executive Officer of Oi, therefore assuming the challenge that was addressed by the strategic shareholders of both groups.

Mr. Henrique Granadeiro will accumulate again the offices of Chairman of the Board and Chief Executive Officer of PT. Mr. Zeinal Bava, as CEO of PT Portugal, will focus on strategic and innovation projects and in joint work streams, thus contributing decisively to the success of the objectives defined within the strategic partnership and to the crystallisation of the value of the synergies between Oi and PT. Mr. Luis Pacheco de Melo, as member of PT’s Executive Committee and Chief Financial Officer of PT Group, will be elected Vice President at PT Portugal.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 4, 2013

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.